Exhibit 99.1

Toro Corp. Announces the Sale of the M/T Wonder Avior for $30.1 Million and With an Expected Net Gain of $19.6 Million

Limassol, Cyprus, May 4, 2023 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), an international energy transportation services company, announces that on April 28, 2023, the Company entered into an agreement with an unaffiliated third-party for the sale of the M/T Wonder Avior, a 2004-built Aframax/LR2 tanker, at a price of $30.1 million. The conclusion of the sale agreement is subject to the execution of definitive documentation customary for this type of transaction. The vessel is expected to be delivered to its new owner during the second quarter of 2023.

The Company expects to record during the second quarter of 2023 a net gain on the sale of the M/T Wonder Avior of approximately $19.6 million, excluding any transaction-related costs.

About Toro Corp.

Toro Corp. is an international energy transportation services company with a fleet of tanker vessels that carry crude oil and petroleum products worldwide.

Prior to this sale, Toro Corp. owned a fleet of 8 tankers, with an aggregate capacity of 0.7 million dwt, consisting of 1 Aframax, 5 Aframax/LR2 and 2 Handysize tankers and agreed on April 26, 2023 to acquire four additional LPG vessels in a pending transaction.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements give the Company’s current expectations and projections about future events, including business strategy, goals, and future financial condition and performance, and so actual results to differ materially from what is expressed or implied by the statements. These statements sometimes use words such as “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending”, “indicates” and other words of similar meaning (or the negative thereof) and include all matters that are not historical or current facts.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transaction discussed herein, as well as those factors discussed under “Risk Factors” in our Annual Report for the year ended December 31, 2022 and/or our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com